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                                UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Barrister Global Services Network, Inc.

(Name of Issuer)

Common Stock, $0.24 par value per share

(Title of Class of Securities)

06859-20-0

(CUSIP Number)

Dionne M. Rousseau

Jones Walker

201 St. Charles Avenue, Suite 5100

New Orleans, Louisiana 70170

(504) 582-8338

(Names, Addresses and Telephone Numbers of Persons

Authorized to Receive Notices and Communications)

December 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06859-20-0
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). John S. Bowers, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization		U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	26,000
	8.	Shared Voting Power	4,953,479(1)
	9.	Sole Dispositive Power	26,000
	10.	Shared Dispositive Power	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,979,479
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		20.7%(2)
14.	Type of Person Reporting (See Instructions)		IN

(1)        As an inducement to the Reporting Person to enter into the Stock Purchase Agreement, dated as of November 24, 2003, by and between the Reporting Person and the Issuer (the "Purchase Agreement"), included as Exhibit 1 hereto, the following stockholders of the Issuer (whose beneficial ownership of the shares of the Common Stock is indicated in parentheses after their respective names), on or about November 12, 2003, each entered into a Voting Agreement and Irrevocable Proxy with the Reporting Person: Henry P. Semmelhack (1,402,524 shares), Tricia T. Semmelhack (196,900 shares), Peter Semmelhack (85,655 shares), James D. Morgan (893,752 shares), Richard E. McPherson (863,887 shares), Thomas W. Jones (709,031 shares), Richard P. Beyer (184,320 shares), First Carolina Investors, Inc. (159,810 shares), G. Wayne Hawk (237,600 shares), and Manufacturers and Traders Trust Company (220,000 shares)(each agreement, a "Voting Agreement" and, collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, these stockholders have each (i) agreed to vote the shares of the Common Stock beneficially owned by them in favor of amendments to the Issuer’s Certificate of Incorporation to (A) increase the authorized shares of the Common Stock from 20,000,000 to 50,000,000, and (B) decrease the par value of the Common Stock from $0.24 per share to $0.01 per share (together, the "Charter Amendments"), at any annual, special or other meeting of the stockholders of the Issuer (or written consent in lieu of such a meeting) at which the Charter Amendments are presented for a stockholder vote; and (ii) granted to the Reporting Person an irrevocable proxy, with full power of substitution, to vote their shares in favor of the Charter Amendments in the event the stockholder fails to so vote their shares. For further information regarding the Voting Agreements and the terms and conditions thereof, see the form of Voting Agreement and Irrevocable Proxy included as Exhibit 2 hereto.

(2)        Based on the aggregate of the (i) 15,457,485 shares of the Common Stock of the Issuer outstanding as of the date hereof, and (ii) 8,570,000 shares of the Common Stock of the Issuer into which the 85,700 shares of the Series A Convertible Preferred Stock of the Issuer outstanding as of the date hereof are convertible.

Introductory Statement

This Amendment No. 1 amends the Schedule 13D, dated November 24, 2003 and filed on December 1, 2003 (the "Original Schedule 13D"), on behalf of the Reporting Person (as defined below) and updates the Original Schedule 13D to reflect the Act of Donation, dated December 15, 2003, by the Reporting Person, as donor, to Debra D. Bowers, as donee (the "Act of Donation"), and the Act of Acceptance by Debra D. Bowers, dated December 15, 2003, each included as Exhibit 3 hereto, pursuant to which the Reporting Person donated to Debra D. Bowers 3,601,250 shares of the Common Stock of the Issuer (as defined below) and 85,700 shares of the Series A Convertible Preferred Stock of the Issuer.

Item 1.        Security and Issuer

This statement relates to the Common Stock, $0.24 par value per share (the "Common Stock"), of Barrister Global Services Network, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 186 Exchange Street, Buffalo, New York 14204.

Item 2.        Identity and Background

(a), (b), (c)        This statement is filed by John S. Bowers, III (the "Reporting Person"). The business address of the Reporting Person is 121 Brookhollow Esplanade, New Orleans, Louisiana 70123. The Reporting Person is currently the President and a director of the Issuer, a provider of multi-vendor IT services. The address of the Issuer is provided above in Item 1.

(d)        The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)        The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)        The Reporting Person is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.        Purpose of Transaction

The Reporting Person executed the Act of Donation with the intent of transferring control of the Issuer, specifically approximately 50.5% of the outstanding shares of the Common Stock on a fully-diluted basis, to Debra D. Bowers.

(a)        Not applicable.

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)         Not applicable.

(g)        Not applicable.

(h)        Not applicable.

(i)         Not applicable.

Item 5.        Interest in Securities of the Issuer

(a), (b)        The Reporting Person may be deemed to be the beneficial owner of 4,979,479 shares of the Common Stock, which represent approximately 20.7% of the outstanding shares of the Common Stock on a fully-diluted basis.

The number of shares of the Common Stock beneficially owned by each of the stockholders party to a Voting Agreement, and the percentage of the outstanding shares of the Common Stock on a fully-diluted basis represented by such shares, is as follows: Henry P. Semmelhack (1,402,524 shares; 5.8%), Tricia T. Semmelhack (196,900 shares; 0.8%), Peter Semmelhack (85,655 shares; 0.4%), James D. Morgan (893,752 shares; 3.7%), Richard E. McPherson (863,887 shares; 3.6%), Thomas W. Jones (709,031 shares; 3.0%), Richard P. Beyer (184,320 shares; 0.8%), First Carolina Investors, Inc. (159,810 shares; 0.7%), G. Wayne Hawk (237,600 shares; 1.0%), and Manufacturers and Traders Trust Company (220,000 shares; 0.9%) (such shares of the Common Stock beneficially owned by such stockholders, collectively, the "Stockholder Shares").

To the Reporting Person’s knowledge, the stockholders of the Issuer named in the preceding paragraph have the sole power to dispose, or direct the disposition, of their respective Stockholder Shares. Pursuant to the Voting Agreements by and between the Reporting Person and each such stockholder, the Reporting Person shares the power to vote and direct the vote of the Stockholder Shares beneficially owned by such stockholders.

(c)        Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days. To the Reporting Person’s knowledge, none of the stockholders party to the Voting Agreements have effected a transaction in the Common Stock during the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the    Issuer

As indicated in footnote 1 to Item 8 of the cover page hereto, as an inducement to the Reporting Person to enter into the Purchase Agreement, Henry P. Semmelhack, Tricia T. Semmelhack, Peter Semmelhack, James D. Morgan, Richard E. McPherson, Thomas W. Jones, Richard P. Beyer, First Carolina Investors, Inc., G. Wayne Hawk, and Manufacturers and Traders Trust Company each entered into a Voting Agreement with the Reporting Person. Pursuant to the Voting Agreements, these stockholders have each (i) agreed to vote the shares of the Common Stock beneficially owned by them in favor of the Charter Amendments at any annual, special or other meeting of the stockholders of the Issuer (or written consent in lieu of such a meeting) at which the Charter Amendments are presented for a stockholder vote; and (ii) granted to the Reporting Person an irrevocable proxy, with full power of substitution, to vote their shares in favor of the Charter Amendments in the event the stockholder fails to so vote their shares. For further information regarding the Voting Agreements and the terms and conditions thereof, see the form of Voting Agreement and Irrevocable Proxy included as Exhibit 2 hereto.

Item 7.        Material to be Filed as Exhibits

Exhibit 1 –Stock Purchase Agreement, dated as of November 24, 2003, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D).

Exhibit 2 - Form of Voting Agreement and Irrevocable Proxy entered into by and between the Reporting Person and each of Henry P. Semmelhack, Tricia T. Semmelhack, Peter Semmelhack, James D. Morgan, Richard E. McPherson, Thomas W. Jones, Richard P. Beyer, First Carolina Investors, Inc., G. Wayne Hawk and Manufacturers and Traders Trust Company (incorporated herein by reference to Exhibit 2 to the Original Schedule 13D).

Exhibit 3 - Act of Donation, dated December 15, 2003, by the Reporting Person, as donor, to Debra D. Bowers, as donee, and Act of Acceptance by Debra D. Bowers, dated December 15, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2003                                                                                                   /s/ John S. Bowers, III

                                                                                                                                    John S. Bowers, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)